Exhibit 5

Execution Version

November 15, 2018

Landcadia Holdings, Inc.

1510 West Loop South

Houston, Texas 77027

Re: Sponsor Warrants and Convertible Promissory Note

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being entered into (i) in accordance with that certain debt commitment letter (the “Debt Commitment Letter”), dated October 2, 2018, by and among Landcadia Holdings, Inc. (the “Company”), Landcadia Merger Sub, Inc., the Company’s wholly owned subsidiary (“Merger Sub”), and Luxor Capital Group, LP, on behalf of Lugard Road Capital Master Fund, LP, and of one or more of its funds and/or affiliates (collectively, “Luxor”), pursuant to which Luxor agreed to (a) provide a senior secured first priority term loan facility to Merger Sub in the aggregate principal amount of $25,000,000 and (b) purchase from the Company an aggregate principal amount of $60,000,000 of the Company’s convertible promissory notes, in each case concurrently with the closing (the “Closing”) of the previously announced business combination between the Company and Waitr Incorporated (the “Business Combination”) and (ii) the agreement of the parties hereto to waive Section 4.3(e) of the Company’s second amended restated certification of incorporation (the “Conversion Rights Provision”).

1. Private Placement Warrant Exchange. Each of Fertitta Entertainment, Inc. (“FEI Sponsor”) and Jefferies Financial Group Inc. (together with FEI Sponsor, the “Sponsors”) hereby agree to surrender, at the Closing, the 7,000,000 warrants of the Company purchased by it in a private placement in connection with the Company’s initial public offering (the “Private Placement Warrants”), and, in consideration of such surrender, the Company hereby agrees to issue to each of the Sponsors upon such surrender 800,000 shares of the Company’s common stock, par value $0.0001 per share (“common stock”). Upon the issuance of such shares of common stock, the Private Placement Warrants shall be cancelled, terminated and released and shall thereafter be of no further force or effect, and no obligations or rights of any nature of any party under the Private Placement Warrants shall survive such cancellation.

2. Satisfaction of Convertible Note. The Company and FEI Sponsor hereby agree that the Company shall, at the Closing, pay $1,250,000 in cash to FEI Sponsor and issue 75,000 shares of common stock to FEI Sponsor in full satisfaction of the $1,500,000 outstanding balance of principal under that certain convertible promissory note as of the date hereof, dated as of August 21, 2018, issued by the Company to FEI Sponsor.

3. Conversion Rights Provision Waiver. Each of the Sponsors hereby irrevocably and unconditionally relinquishes and waives any and all rights, title and interest it has or will have under the Conversion Rights Provision and hereby agrees that any shares of the Company’s Class F common stock, par value $0.0001 per share, held by it at the Closing will automatically convert into shares of common stock on a one-for-one basis.

4. Trust Account Waiver. Each of the Sponsors hereby agrees that it does not have a right, title, interest or claim of any kind (each, a “Claim”) in or to any monies in the trust account established in connection with the Company’s initial public offering for the benefit of the Company and holders of shares issued in such offering, and hereby waives any Claim it may have in the future as a result of, or arising out of, this Letter Agreement and will not seek recourse against such trust account for any reason whatsoever.

5. Entire Agreement; No Modification. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

6. Assignment. No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be null and void and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on each of the Sponsors and each of their respective successors, heirs and assigns.

7. Governing Law; Consent to Jurisdiction. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (a) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (b) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

8. Counterparts. This Letter Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission in “portable document format”), and all such counterparts shall together constitute one and the same agreement.

[Signature pages follow]

Sincerely,

Fertitta Entertainment, Inc.

By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal
Title: Vice President

[Signature Page to Letter Agreement]

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: EVP, General Counsel

[Signature Page to Letter Agreement]

Acknowledged and Agreed:

Landcadia Holdings, Inc.

By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal
Title: Vice President, General Counsel and Secretary

[Signature Page to Letter Agreement]